Mail Stop 4561

January 24, 2008

VIA U.S. MAIL AND FAX (301) 560-6318

Brian Sorrentino
Chief Executive Officer
Syndication, Inc.
1250 24th Street, NW
Suite 300
Washington, DC 20037

> **Re: Syndication, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2006**
> **Filed April 24, 2007**
> **File No. 000-29701**

Dear Mr. Sorrentino:

We have reviewed your response letter dated January 16, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2006

Financial Statements

Notes to the Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

o. Debt Discount Costs, page F-17

1.   We note your response to our prior comment two. It appears that your debt discount was equal to the debentures' face value at issuance, or $1,150,000. It does not appear that your effective interest rate method calculation takes into account the debt discount of $1,150,000. Please revise your effective interest rate method calculation to incorporate the debt discount of $1,150,000, or advise. Within your response, please provide us with a SAB 99 analysis.

Exhibit 31.2

2.   We note your response to our prior comment three. In addition to the corrections you have made, we also note you have included the title of the certifying individual at the beginning of the certification. Please revise your certifications in future filings to comply with the Exchange Act Rules.

General

3.   Within your next response, please provide to us the management representations requested at the end of our November 21, 2007 letter.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

                                                        Sincerely,

                                                        Kevin Woody
                                                        Branch Chief